Exhibit 99.3

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

May 15, 2012	TSX: TMM, NYSE.A: TGD

NEWS RELEASE

Timmins Gold reports profit from operations of $12.7 million for Q1 2012

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE.A:TGD) (the “Company”) is pleased to report its first quarter of 2012 financial results for the period ended March 31, 2012. For comparative purposes, Q1 2011 below refers to the three months ended March 31, 2011. All results are presented in United States dollar unless otherwise stated. Readers should refer to the Q1 2012 management discussion and analysis (MD&A) and consolidated financial statements for more complete information.

Q1 2012 HIGHLIGHTS
  Metal revenues in Q1 2012 were $35.7 million, compared to $25.2 million in Q1 2011, representing a 41% increase.

  Profit from operations was $12.7 million in Q1 2012, compared to $9.6 million in Q1 2011, representing a 32% increase.

  Cash flow from operations during Q1 2012 was $11.3 million, compared to cash flow from operations of $15.5 million in Q1 2011 representing a 27% decrease.

  Cash flows from operating activities before changes in non-cash working capital of $17.0 million in Q1 2012, compared to $13.5 million during Q1 2011, representing a 26% increase.

  The Company produced 21,532 ounces of gold and sold 21,235 ounces of gold during Q1 2012, compared to gold produced of 18,754 ounces and 18,047 ounces sold during Q1 2011. This represents a 15% increase in gold production compared to the same period in the prior year.

  Realized gold recoveries in Q1 2012 were 69%, compared to 53% during Q1 2011, representing a 31% increase.

  The Company’s cash cost per gold ounce in Q1 2012 was $759, compared to a cash cost per gold ounce in Q1 2011 of $516. This increase is attributed to both recurring and non-recurring items. The recurring items include planned lower grade ore being extracted, additional cyanide and explosives consumption to aid in achieving higher gold recoveries and the industry-wide increases in key mining consumables prices such as cyanide and diesel. The non-recurring items include additional replacement parts being installed to prepare for the upcoming crusher expansions and fluctuations in the Mexican peso exchange rate against the US dollar. Also, as a result of the strip ratio falling below the life-of-mine average during the current period, a portion of the deferred stripping costs has come in to the Q1 2012 costs. The Company expects cash costs to be $700 per gold ounce for fiscal 2012 as economies of scale are realized as a result of expanded throughput.

  In March 2012 the Company announced an increase in the mineral resources at the San Francisco gold mine with an increase in measured and indicated resources to 1,575,000 gold ounces and the inferred resource to 1,351,000 gold ounces.

  The Company spent $4.5 million on the expansion of the crushing system. A further $15.0 million remains to be spent upon completion of the crushing system during 2012. It is anticipated that these costs will continue to be internally funded with existing cash flows.

SUMMARIZED INTERIM FINANCIAL STATEMENTS AND OPERATING RESULTS (in USD except Gold ounces sold)

	Quarter Ended	Quarter Ended
	March 31, 2012	March 31, 2011
Gold ounces sold	21,235	18,047
Metal revenues	35,688,172	25,232,953
Production costs, excluding depletion and depreciation	16,116,516	9,311,201
Profit before income tax	11,424,562	8,402,376
Earnings	4,800,270	4,476,291
Earnings per share, diluted	0.03	0.03
Cash flow from operations	11,293,527	15,543,139
Total cash, end of period	18,432,484	5,639,859
Total assets, end of period	175,460,980	113,709,656
Total cash costs per gold ounce	759	516
Average realized gold price per ounce	1,681	1,398

“We are extremely pleased with our results to date as the Company continues to realize strong cash flow at the mine” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold Corp. “The completion of the expansion plan is designed to allow further operational efficiencies and lower cash costs on a per ounce basis. Phase 1 of the three part throughput expansion plan is now complete, with expected benefits of the expansion being realized in the next fiscal quarter and beyond. We expect the completion of the expansion will allow the mine to ramp up from 18,000 tpd to 32,000 tpd by year end and result in an annualized production rate of 130,000 ounces of gold per year commencing later this year. The expansion is expected to be internally funded out of existing cash flows. The Company is well positioned to continue generating strong operating cash flow on a quarter over quarter basis.”

The Company is also pleased to announce the appointment of Darren Prins as its Chief Financial Officer. Mr. Prins is a Chartered Accountant and was formerly Corporate Controller for a gold producer with operations in South America. He brings several years of mining experience to the Company, having worked with several Canadian publicly listed mining companies in the audit and assurance practice at Ernst & Young LLP. His experience includes audit, accounting, internal controls, and debt financing. He holds a bachelor of finance degree from Simon Fraser University and a graduate diploma in accounting from the University of British Columbia. The Company wishes to thank outgoing CFO Colin Sutherland for his contributions.

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp. is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is an open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year. (Micon International NI 43-101F1 Technical Report dated November, 2011).

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange Amex accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Mineral Reserve and Resource Estimates

Timmins is subject to the reporting requirements of the applicable Canadian securities laws, and as a result we report our mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Guide 7”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC and generally, U.S. companies are not permitted to report resources in documents filed with the SEC. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In addition, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. You are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, cash costs, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.